United States

Securities and Exchange Commission

Washington, DC 20549

Form 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of The

Securities Exchange Act of 1934

ELITE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Charter)

Nevada (State or Other Jurisdiction of Incorporation)	22-3542636 (IRS Employer Identification No.)

165 Ludlow Avenue, Northvale NJ	07647
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series H Junior Participating Preferred Stock, par value $0.01 per share

(Title of Class)

ITEM 1. Description of Registrant's Securities to be Registered.

On November 15, 2013, the board of directors of Elite Pharmaceuticals, Inc. (the “Company”) declared a dividend distribution of one right for each outstanding share of our common stock and one right for each share of Common Stock into which any of our outstanding Preferred Stock is convertible, to stockholders of record at the close of business on November 15, 2013. Each Right entitles the registered holder to purchase from the Company one “Unit” consisting of one one-millionth (1/1,000,000) of a share of Series H Junior Participating preferred stock, par value $0.01 per share (the “H Preferred Stock”), at a purchase price of $2.10 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (“Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

Initially, the Rights will be attached to all Common Stock and convertible H Preferred Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and convertible Preferred Stock, and a distribution date (the “Distribution Date”) will occur upon the date that is the earlier of

•	ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has (subject to certain exceptions) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our Common Stock (the “Share Acquisition Date”), other than as a result of repurchases of stock by the Company and

•	ten days (or such later date as our board of directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of our Common Stock.

Until the Distribution Date,

•	the Rights will be evidenced by the certificates of our Common Stock and convertible Preferred Stock and will be transferred with and only with such Common Stock certificates convertible Preferred Stock certificates,

•	new Common Stock and convertible Preferred Stock certificates issued after the record date will contain a notation incorporating the Rights Agreement by reference and

•	the surrender for transfer of any certificates for Common Stock or convertible Preferred Stock outstanding will also constitute the surrender for transfer of the Rights associated with the Common Stock or convertible Preferred Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 15, 2023, unless earlier redeemed by the Company as described below.

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As soon as practicable after the occurrence of the Distribution Date, Rights certificates will be mailed to holders of record of our Common Stock and convertible Preferred Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by our board of directors, only shares of our Common Stock and convertible Preferred Stock issued prior to the occurrence of the Distribution Date will be issued with Rights.

Generally, in the event that:

•	any person becomes an Acquiring Person;

•	an Acquiring Person (i) consummates with the Company or any of its subsidiaries (a) certain mergers, or (b) securities transactions or asset transactions that are valued at more than $10 million or are not on arm’s length terms and conditions, or (ii) receives any (a) compensation not related to full time employment by the Company or any of its subsidiaries or (b) loan, guarantee or tax benefit; or

•	the securities of the Company are reclassified, the Company is recapitalized or undergoes a merger with one of its subsidiaries while an Acquiring Person exists;

each holder of a Right will thereafter have the right to receive, upon exercise, H Preferred Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the bullets in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an exercise price of $2.10 per Unit, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $4.20 worth of Units (or other consideration, as noted above), which is based on the then-current per share market price of our Common Stock, for $2.10. Assuming that one share of our Common Stock had a per share value of $0.50 at such time, the holder of each valid Right would be entitled to purchase 8.4 Units of H Preferred Stock, equivalent to 8.4 shares of Common stock, for $2.10.

In the event that, at any time following the occurrence of a Share Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation (other than a merger that follows an offer for all outstanding shares of Common Stock and convertible Preferred Stock that our board of directors determines to be fair and otherwise in the best interests of the Company and its stockholders), or (ii) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that previously have been exercised or voided) shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

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At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, our board of directors may exchange the Rights (other than Rights that are owned by the person or group and have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-millionth of a share of H Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time until the occurrence of a Distribution Date, our board of directors may order the Company to redeem the Rights in whole, but not in part, at a price of $0.000001 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). Immediately upon the action of the board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.000001 redemption price.

Until a Right is exercised, the holder of a Right will have, by virtue of ownership of the Right, no rights as a stockholder of the Company, including, without limitation, any right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for H Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company.

Any of the provisions of the Rights Agreement may be amended by action of our board of directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by our board of directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the Rights Agreement, which is incorporated herein by reference.

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On November 15, 2013, in conjunction with the Rights Agreement and the Rights dividend, the Company filed a Certificate of Designations establishing the H Preferred Stock. Each share of H Preferred Stock entitles the holders thereof to 1,000,000 votes on all matters submitted to a vote of the stockholders of the Company. The H Preferred Stock shall rank junior to the outstanding shares of Company Preferred Stock but shall have a priority on dividends over shares of Common Stock. Each share of H Preferred Stock shall be entitled to a dividend 1,000,000 times the aggregate per share amount of all cash dividends, and 1,000,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock. Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made to the holders of shares of any stock junior to the H Preferred Stock unless, prior thereto, the holders of shares of H Preferred Stock shall have received the greater of (x) $1,000,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of such payment (the “H Liquidation Preference”) and (y) an aggregate amount per share, subject to the provision for adjustment set forth in the Certificate of Designations, equal to 1,000,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock, except distributions made ratably on the H Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In addition, in the event that the Company enters into any consolidation, merger, combination or other transaction in which the shares its Common Stock are exchanged for or converted or changed into other securities, cash and/or any other property, then in any such case each share of H Preferred Stock shall at the same time be similarly exchanged, converted or changed into an amount per share equal to 1,000,000 times the aggregate amount of securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted, changed or exchanged. In the event the Company declares or pays any dividend on the Common Stock payable in shares of Common Stock, or effects a subdivision or combination or consolidation of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of H Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

A copy of the Certificate of Designations has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. A copy of the Certificate of Designations is available free of charge from the Company. This summary description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the Certificate of Designations, which is incorporated herein by reference.

ITEM 2. Exhibits.

1.	Rights Agreement, dated as of November 15, 2013, between Elite Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”). The Rights Agreement includes the Certificate of Designation of the Series H Junior Participating Preferred Stock, the Form of Rights Certificate and the Summary of the Right to Purchase Preferred Stock.

2.	Certificate of Designation of the Series H Junior Participating Preferred Stock (included as an Exhibit to the Rights Agreement filed as Exhibit 1 hereto).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Elite Pharmaceuticals, Inc.

By:	/s/ Nasrat Hakim
Nasrat Hakim,
President and Chief Executive Officer

Dated as of: November 15, 2013

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